Exhibit 99.1
Home Inns Announces Appointment of New Independent Director and Audit Committee Member
Shanghai, September 22, 2009 - Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, announced today that its board of directors has appointed Mr. Arthur M. Wang as an independent director and member of the audit committee of the board of directors of the company, effective immediately.
Mr. Wang is the chief executive officer and a director of Gigamedia Limited (NASDAQ: GIGM). He is also a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the compensation committee. Previously, Mr. Wang was a managing partner of 698 Capital Limited, an Asian investment firm, as well as an executive director of KGI Asia Limited (“KGI”). At KGI, Mr. Wang served as head of corporate finance. He has also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation.
Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his Juris Doctorate degree from Yale Law School. He previously practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com